Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

June 14, 2022

Re:	Alpha Capital Holdco Company
Amendment No. 2 to Registration Statement on Form F-4
Filed May 20, 2022
File No. 333-262552

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joseph Kempf
Robert Littlepage
Patrick Faller
Jan Woo

Ladies and Gentlemen:

On behalf of our client, Alpha Capital Holdco Company, (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated June 8, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4 Filed May 20, 2022

Q: What equity stake will current Alpha shareholders and Semantix shareholders have in New Semantix after the Closing?, page 14

1.

We note your revised disclosure on page 14 showing the share ownership in New Semantix. Revise to disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Please confirm that Innova is the only affiliate of the Sponsor that will own shares in New Semantix or advise.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has clarified the disclosure to note that the only affiliates of the Sponsor that will own shares in New Semantix are Innova and certain entities affiliated with Alec Oxenford and Rafael Steinhauser that are participating in the PIPE, and the Company has revised the disclosure on page 15 of the Amended Registration Statement.

Lock-up Agreement, page 33

2.

Please advise whether the financing Leonardo dos Santos Poça D’Água intends to obtain to acquire the New Semantix Ordinary Shares as disclosed will be provided by a third-party other than Semantix, Alpha, or a related person as such term is used in Item 404 or Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 36, 217, 359 and 366 of the Amended Registration Statement.

Ownership of New Semantix Upon Completion of the Business Combination, page 36

3.

We note your revised disclosure on page 37 showing the ownership in New Semantix upon the exercise of certain dilutive securities. We also note your disclosure that says the “following table shows the dilutive effects on the ownership percentages described above and the effect on the per share value of New Semantix Ordinary Shares.” Please further clarify how (and to what extent) the ownership percentages described in the first table are impacted by the subsequent percentages you disclose here. In the alternative, revise your presentation to disclose all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. For example, revise so that an investor/shareholder can clearly assess the source and extent of dilution from the exercise of the New Semantix Warrants on the ownership percentage of the Alpha shareholders, Sponsor and Innova, PIPE Investors, and Semantix shareholders. Please make this revision for each source of dilution. Additionally, to the extent you retain the current presentation, please advise what “Base Case Scenario” refers to.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 39 to 47 of the Amended Registration Statement accordingly.

Risk Factors

The consummation of the Business Combination may trigger the acceleration or termination of certain of our loan and operating agreements..., page 74

4.

We note your disclosure that you have received “substantially all” of the relevant waivers for the applicable loan agreements. Please clarify that the only outstanding waiver from your lenders that you are awaiting is with Bradesco or advise.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 85 and 86 of the Amended Registration Statement.

The projected financial and operating information in this proxy statement/prospectus relies in large part upon assumptions and analyses, page 82

5.

Please describe the differences in accounting treatment you refer to as factors that affected your actual results since the Original Projections were prepared. Additionally, identify any of the “other unanticipated circumstances” to the extent material.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 93, 94, 95 and 96 of the Amended Registration Statement.

Our total net revenue declined in the first quarter of 2022..., page 86

6.

We note your disclosure that Semantix experienced a decline in total net revenue in the first quarter of 2022 and that “[i]f this negative trend persists” you may be unable to meet your projected financial targets. Please discuss any material factors management attributes to this trend.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended Registration Statement.

The Alpha Board’s Reasons for Approval of the Business Combination, page 152

7.	With respect to the comparable company analysis presented to the Alpha Board on May 17, 2022, please clarify whether any company meeting the selection criteria was excluded from the analysis.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 166 and 168 of the Amended Registration Statement.

Semantix Updated Projections, page 165

8.

For ease of comparison, please disclose how the significant assumptions for the Updated Projections vary from the assumptions used to prepare the Original Projections. Please disclose any material reasons for the change in the significant assumptions from the Original Projections, to the extent not already disclosed. For example, explain whether and why Semantix’s management assumed that revenue from third-party software will comprise a greater percentage of total software revenue in 2023 than originally projected.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 179 to 194 of the Amended Registration Statement.

9.

We note in the Original Projections that third-party software revenue comprised 29% of software revenue in 2023 and that this figure increased to 45% in the Updated Projections. In your summary of the Updated Revenue Projections, please tell us whether management considered this trend a “main change” in preparing the Updated Projections and any further underlying reasons attributed to the change in the product mix. Please also advise whether the Updated Projections were prepared to show “% of total revenue” as line items for Proprietary SaaS and Third-party software and “% growth” for net revenue, Gross Profit and Adjusted EBITDA. If so, please disclose these calculations or advise.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 96, 188, 189 and 192 of the Amended Registration Statement.

Amendments, Waivers and Consents, page 192

10.

We note your disclosure that Alpha and Semantix executed a letter agreement consenting to Semantix entering into a loan agreement with an officer of Semantix. Exchange Act Section 13(k)(1) prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure this arrangement will be extinguished prior to the closing of the Business Combination, or tell us why this provision does not apply to this loan. Please also file a copy of this letter agreement and advise if a loan agreement has been entered to date.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 216 of the Amended Registration Statement. In addition, the Company has provided the Staff with the requested letter agreement between Semantix and Alpha and advises the Staff that a loan agreement was entered into but will be terminated and extinguished prior to the closing of the Business Combination.

Material U.S. Federal Income Tax Considerations, page 217

11.

We note you have filed a short-form tax opinion as Exhibit 8.1 to your registration statement. Please clarify in the first paragraph of this section that the statements set forth under the heading “Material U.S. Federal Income Tax Considerations” constitute the opinion of Davis Polk & Wardwell LLP and that this opinion is filed as an exhibit to your registration statement.

Response:	In response to the Staff’s comment, the Company has revised the tax disclosure on page 242 of the Amended Registration Statement.

General

12.

We note that you received notice from Citigroup Global Markets Inc. (“Citigroup”) and BofA Securities, Inc. (“BofA”) that each has waived any entitlement to its portion of the deferred underwriting fee from their participation in Alpha’s IPO. Please disclose how you received notice from the Firms, the amount of the fees that have already been paid to the Firms, and why each waiver was agreed to. Disclose whether any of the Firms provided you with any reasons for its respective fee waiver. If there was no dialogue and you did not seek out the reasons why such Firm was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Revise your pro forma financial information and relevant disclosure.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 53, 131 and 169 of the Amended Registration Statement.

13.	Please disclose whether Citigroup and/or BofA resigned in any capacity that they were serving in connection with the Business Combination. In addition, with respect to any such resignation:

•

Please clarify the role that each Firm played in any part of the Business Combination (i.e., the identification or evaluation of business combination targets) as well as the current relationship between the Firms and the merger parties (i.e. whether there are other relationships with any of the Firms after the resignations). Revise the background of the Business Combination to clearly note when any of the Firms were present in discussions or at board meetings and qualify their presence by noting they subsequently resigned. For example, we note your disclosure on page 151 that since November 17, 2021, Alpha and Semantix jointly worked with their respective advisors to prepare the proxy statement/prospectus. Clearly state whether these advisors included any of the Firms.

•

Discuss the potential impact on the transaction related to the resignation of the Firms. For example, if any of the Firms would have played a role in the closing, please revise to identify the party who will be filling any such role. Disclose in the forepart of the filing whether such Firms claim no remaining role in your business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

•

Please disclose whether any of the Firms were involved in the preparation of any disclosure that is included in the Form F-4 registration statement, including but not limited to any analysis underlying disclosure in the registration statement. If so, clarify the involvement of any such Firm, whether it has retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on such Firm’s expertise.

•

Please advise whether you are aware of any disagreements with any of the Firms regarding the disclosure in your registration statement. Include each Firm in your risk factor noting that each Firm was to be compensated, in part, for services that the Firms have already rendered, yet the Firms will waive such fees and disclaim responsibility for the Form F-4 registration statement. Clarify the unusual nature of each fee waiver and the impact of it on the evaluation of the Business Combination.

•	Disclose if any of the Firms or affiliates of the Firms are lenders to Alpha or Semantix and advise whether any such financing agreement has been impacted by the resignation of the Firms.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 53, 131 and 169 of the Amended Registration Statement.

14.

We note your disclosure on page 152 that after the Alpha Board meeting on May 17, 2022, the Alpha Board reaffirmed its prior determination that the Business Combination was in the best interest of Alpha and its shareholders. Please disclose whether the resignation of BofA was discussed at this board meeting and what consideration the Alpha Board has given to reconsidering its assessment of the Business Combination given the subsequent resignation of Citigroup or any additional Firm. Expand your disclosure to address the Alpha Board’s consideration of the transaction without the advice of the Firms and disclose the impact this will have on investors.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 168 and 169 of the Amended Registration Statement.

15.

Please clarify in your disclosure, as applicable, whether any Firm has waived its entitlement to its portion of deferred underwriting fees, but has not resigned from, or ceased or refused to act in, every capacity and relationship in which it was described in the Registration Statement pursuant to Section 11(b) of the Securities Act of 1933 or has otherwise disclaimed responsibility for your proxy statement/prospectus.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 169 of the Amended Registration Statement.

16.

Please supplementally provide us with the engagement letter with each Firm and other agreements, if any, entered into by Semantix or Alpha with the Firms or any of their affiliates. Please disclose any ongoing obligations of the parties pursuant to the engagement letter that will survive termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement. Please also provide us with any correspondence between each Firm and Alpha and/or Semantix relating to such Firm’s resignation.

Response:

In response to the Staff’s comment, the Company has provided the Staff with the requested engagement letter and other agreements between Semantix and Alpha with the Firms, as well as the correspondence between each Firm and Alpha and/or Semantix relating to such Firm’s resignation, and the Company has revised the disclosure on pages 24, 53, 131 and 169 of the Amended Registration Statement.

17.

Please provide us with a letter from each Firm stating whether it agrees with the statements made in your proxy statement/prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with such Firm and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If any such Firm does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that such Firm withdrew from its respective role(s) in your transaction and forfeited its fees, if applicable, and that such Firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. The disclosure should clarify whether each Firm performed substantially all the work to earn its fees.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has provided the Amended Registration Statement to the Firms and requested confirmation that they agree with the disclosures. Following delivery of the disclosure to the Firms, they have either stated that they do not intend to review the disclosure or have not responded to such request, and the Company has revised the disclosure on pages 52 and 169 of the Amended Registration Statement accordingly.

18.

Please revise your disclosure to highlight for investors that each Firm’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, your disclosure should caution investors that they should not place any reliance on the fact that the Firms have been previously involved with the transaction.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 21, 25, 54, 132, 133, 171 and 194 of the Amended Registration Statement.

19.

Please advise if any additional Firms/advisors to Semantix or Alpha (or Firms/advisors otherwise involved in your business combination transaction) have resigned. For example, if Credit Suisse has resigned or BofA resigns further to its fee waiver, please provide disclosures responsive to the comments contained in this letter, as applicable.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 169 of the Amended Registration Statement.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc	Alec Oxenford, Chief Executive Officer and Director, Alpha Capital Holdco Company

Daniel Brass, Davis Polk & Wardwell LLP

Filipe B. Areno, Skadden, Arps, Slate, Meagher & Flom LLP